Filed by CatchMark Timber Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CatchMark Timber Trust, Inc.

Commission File No. 001-36239

Date: May 31, 2022

The following document was made available to employees of CatchMark Timber Trust, Inc. on May 31, 2022.

CatchMark Employee FAQ

1.	What was announced?

•	CatchMark and Potlatch have signed a definitive agreement pursuant to which they will combine in an all-stock transaction.

•	As a result of the transaction, CatchMark stockholders will receive 0.230 common shares of PotlatchDeltic stock for each common share of CatchMark that they own. Please note this includes your unvested shares, which will automatically vest upon closing. (See Question 8 for more information about your CatchMark stock.)

•	Following close of the transaction, PotlatchDeltic stockholders will own approximately 86% of the combined company, and CatchMark stockholders will own approximately 14% on a fully diluted basis.

•	Based on the closing stock prices of PotlatchDeltic and CatchMark on May 27, 2022, the combined company is expected to have a pro forma market capitalization of over $4 billion and total enterprise value of more than $5 billion, including approximately $557 million in net debt.

•	We are excited about the opportunities this beneficial transaction brings to CatchMark’s employees, business partners and stockholders.

•	We expect the transaction to close in the second half of 2022. Until then, we remain independent companies and it is business as usual for CatchMark.

2.	What is PotlatchDeltic?

•	Headquartered in Spokane, Washington, PotlatchDeltic is a timber company that manufactures and distributes lumber and industrial grade plywood, with 1,299 employees, seven manufacturing facilities and nearly 1.8 million acres of timberland.

•	The combination will result in geographic diversity and scale, increasing PotlatchDeltic’s U.S. South ownership to over 1.5 million acres of timberland in six states.

•	For more information about PotlatchDeltic please visit http://potlatchdeltic.com and read more about its values and company culture here.

3.	What does this mean for employees? What can we expect between now and the close of the transaction?

•	CatchMark and PotlatchDeltic both recognize the valuable contributions that employees make to our success and believe we can capitalize on the capabilities and talent of both organizations.

•	Following the close of the transaction, we expect that being part of a much larger organization with more resources will open new career paths and opportunities for all of us.

•	While we are excited about this transaction, our announcement is just the first step toward bringing our companies together.

•	Until the transaction’s closing, which is expected to occur in the second half of 2022, CatchMark and PotlatchDeltic remain separate organizations, and we will operate as usual.

4.	What are plans to integrate CatchMark employees into PotlatchDeltic? Do you anticipate layoffs following the transaction?

•	We will continue to operate as usual through closing.

•	Our businesses are highly complementary and overall, we expect there will be opportunities for employees as part of a larger, stronger, more diversified organization.

•	PotlatchDeltic recognizes that CatchMark’s employees have been an integral part of our company’s success, and they have great respect for what we have accomplished.

•	As integration-planning work continues over the coming months and decisions are made concerning the organizational structure of the combined company, we will continue to communicate with you promptly.

5.	Where will the combined business operate?

•	The combined business will have its headquarters in Spokane, Washington.

•	A regional office will be maintained in Atlanta, Georgia.

6.	Will my pay and benefits stay the same?

•	There will be no immediate changes as a result of this announcement.

•	We will continue to keep you informed as we move forward.

7.	Can I buy and sell stock between now and close?

•	Please refer to our existing policies, including our insider trading policy, and please reach out to our Compliance Officer with any questions.

8.	What will happen to my stock ownership at close?

•	Your stock ownership of CatchMark will automatically convert into common stock of PotlatchDeltic at closing. Note that any unvested shares of CTT stock, will vest upon the closing of the transaction.

9.	What should I do if an employee of PotlatchDeltic contacts me with questions or requests for information?

•	If you are approached by a PotlatchDeltic team member for any information about the integration, do not comment and refer them to CatchMark at info@catchmark.com or 855-858-9794.

•	It is important to remember that until closing, CatchMark and PotlatchDeltic remain separate organizations, and we will operate as usual. Our existing employee policies and expectations remain in effect.

10.	What if I am approached by the media?

•	Please forward any inquiries you receive to CatchMark at info@catchmark.com or 855-858-9794.

11.	How can I obtain more information?

•	If you have any additional questions, please feel free to reach out to CatchMark’s general counsel or human resources.

•	We will update employees through usual communication channels as there is additional information to share.

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Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the proxy statement/prospectus, when it is filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark’s website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

Participants in the Solicitation

PotlatchDeltic and CatchMark and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. Certain information about the directors and executive officers of CatchMark is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 3, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 15, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic and CatchMark using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express PotlatchDeltic’s, CatchMark’s or their respective management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the merger transaction; disruption to PotlatchDeltic’s or CatchMark’s business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and to identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic’s and CatchMark’s reports filed with the SEC, including their respective annual reports for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic and CatchMark disclaim any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

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